Exhibit 99.1


AXCAN PHARMA                                         AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel. :  (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax :   (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                           February 9, 2006
Press release for immediate distribution

                 AXCAN ANNOUNCES RECORD REVENUE OF $70.6 MILLION
                      FOR THE FIRST QUARTER OF FISCAL 2006

--------------------------------------------------------------------------------

          o    RECORD REVENUE OF $70.6 MILLION

          o    NET  INCOME  PER SHARE  INCREASES  TO $0.19  VERSUS  $0.16 A YEAR
               EARLIER

          o    PATIENT RANDOMIZATION FOR ITAX PIVOTAL PHASE III TRIALS COMPLETED

--------------------------------------------------------------------------------

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced financial results for the first quarter of fiscal 2006, ended December 31, 2005 (all amounts are stated in U.S. dollars). Highlights for the first quarter were:

     o    Record revenue of $70.6 million reported
     o Fully diluted income per share increased 18.8%, compared to the same period a year earlier
     o    Patient randomization for both ITAX Phase III trials is now completed

Total revenue for the three months ended December 31, 2005, was $70.6 million, compared with $61.6 million for the first quarter of fiscal 2005, an increase of 14.6%.

Net income for the first quarter of 2006 was $9.2 million, compared with net income of $7.8 million for the corresponding 2005 period. Diluted income per share for the first quarter of 2006 was $0.19, versus diluted income per share of $0.16 for the same period in 2005. This was the first quarter that stock-based compensation was expensed, which had a negative impact on income per share of $0.02 for this quarter.

"As we begin fiscal 2006, we are pleased with the progress we have made so far. Our record revenues reflect the strength of our current product portfolio. We estimate that increases in wholesaler inventory levels positively impacted our revenue by less than $1.5 million, which confirms our previous assumptions that wholesaler inventory levels have stabilized in our currently desired eight-to-twelve-week target range," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan.

"On the research and development front, we reached another important milestone by completing randomization for the Itopride North American pivotal Phase III trial with more than 600 patients randomized in this study," Dr. Verwiel concluded.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan's major projects follows:

ITAX
As previously announced, randomization for both pivotal Phase III trials for Itopride is now complete, with more than 500 patients in the International trial and more than 600 patients in the North American trial. The Company expects to release the overall outcome of the International Phase III trial during the first half of calendar 2006, followed shortly afterwards by that of the North American Phase III trial. Detailed results of the studies will most likely be subsequently presented at a major scientific gastroenterology conference. The clinical work on all of the additional Phase I studies needed to complement the New Drug Application to be submitted to the Food and Drug Administration is now complete.

HELIZIDE
Axcan finalized qualification of a new manufacturer of bismuth salt, a component of the HELIZIDE combination therapy for the eradication of the Helicobacter pylori bacterium. The final results of stability tests performed on the bismuth salts were positive. Further, the Food and Drug Administration has accepted Axcan's answers to all questions concerning the Chemistry, Manufacturing and Control portion of the file that was previously submitted to the FDA. As previously disclosed, the Company plans to submit an amendment to its New Drug Application by the end of the second quarter of fiscal 2006.

CANASA / SALOFALK RECTAL GEL
Axcan recently completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. The Company plans to submit regulatory filings for approvals in the United States and Canada in the second half of calendar 2006.

SALOFALK 750 MILLIGRAM TABLETS
Axcan submitted a New Drug Submission in Canada for the use of SALOFALK 750 mg tablets for the treatment of ulcerative colitis. The Therapeutic Products Directorate of Health Canada has indicated that additional clinical information would be needed prior to potential approval of SALOFALK 750 milligram tablets in Canada. In light of these requirements, the Company has decided to withdraw its New Drug Submission for SALOFALK 750 milligram tablets in Canada, and will continue to focus efforts in Canada on the currently marketed SALOFALK 500 milligram tablets.

NCX-1000
Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, has been completed, and the Company is pleased to report that results confirmed the safety profile of this drug. A therapeutic proof-of-concept Phase IIa study is currently underway.


                                                               AXCAN PHARMA INC.

URSODIOL DISULFATE
Axcan completed a proof-of-concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Acute and subchronic toxicity studies confirmed that the compound is safe and has no toxicity effect. As previously announced, a clinical, single ascending dose Phase I study has recently been initiated to evaluate the safety, tolerability and preliminary pharmacokinetics of this new molecule. This study should be completed in the second half of fiscal 2006.

ULTRASE-VIOKASE
In April 2004, the Food and Drug Administration formally notified manufacturers of pancreatic insufficiency products that these drugs must receive approval before April 2008 in order to remain on the market. The Food and Drug Administration decided to require New Drug Applications for all pancreatic extract drug products after reviewing data that showed substantial variation among currently marketed products. Axcan has completed a Phase III study of VIOKASE that will serve as the basis of the New Drug Application. The Company expects to submit a New Drug Application by spring of 2007. Data is currently being analyzed. Additional studies on ULTRASE are in process and anticipated to be completed and submitted along with other clinical and CMC data in the form of a New Drug Application by spring 2007.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis. As previously announced, dose-ranging preclinical studies were initiated in the first quarter of fiscal 2006 to assess the toxicity, with special attention to duodenal irritation of NMK 150, administered daily by oral capsule administration. A Phase I clinical trial will begin in the second quarter of fiscal 2006.


REVENUE GUIDANCE FOR 2006
Axcan reiterates its previously announced revenue guidance for 2006. Based on its best estimates, Axcan believes that overall revenue for fiscal 2006 will be in the range of $260 to $270 million, which represents growth of approximately 4% to 8% relative to fiscal 2005. Axcan's fiscal 2006 guidance does not include any potential new product launches, licensing or acquisitions; nor does it provide for revenue from the completion of any potential partnering agreement for ITAX.

The revenue guidance consists of projections, based upon various assumptions, all of which are subject to uncertainties and risks. Our assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2006 remaining in the range of eight to twelve weeks; the absence of any changes to GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; reimbursement amounts and policies, related to our products, in all markets not changing materially during the year; the absence of any material change in the regulatory status of the Company's current products and the absence of new competitive products and generic entries.


                                                               AXCAN PHARMA INC.

INTERIM FINANCIAL REPORT
This release includes, by reference, the first quarter interim financial report incorporating the financial statements in accordance with U.S. GAAP as well as the full Management Discussion & Analysis ("MD&A"). The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL
Axcan will host a conference call at 8:30 A.M. EST, on February 10, 2006. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or
(416) 644-3425 (international). A replay of the call will be available until February 17, 2006. The telephone number to access the replay of the call is
(416) 640-1917 code 21174075.

ABOUT AXCAN PHARMA
Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators, including under the Canadian Multijurisdictional Disclosure System.

The names  CANASA,  CARAFATE,  DELURSAN,  HELIZIDE,  ITAX,  LACTEOL,  PANZYTRAT,
SALOFALK, SULCRATE, ULTRASE and URSO appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

                                      -30-

INFORMATION:   Isabelle Adjahi
               Director, Investor Relations
               Axcan Pharma Inc.
               Tel: (450) 467-2600 ext. 2000
               www.axcan.com


                                                               AXCAN PHARMA INC.

                             KEY PRODUCT INFORMATION
================================================================================


--------------------------------------------------------------------------------
                       Sales(1)($US M)     Sales Growth(2)     Rx(3)Growth(2)
                                                                    (U.S.)
--------------------------------------------------------------------------------
NORTH AMERICA
--------------------------------------------------------------------------------
CANASA                     36.8                  13.0%               8.9%
--------------------------------------------------------------------------------
SALOFALK                   15.0                  18.1%                n/a
--------------------------------------------------------------------------------
ULTRASE                    36.4                  14.6%               2.0%
--------------------------------------------------------------------------------
URSO 250/FORTE/DS          51.0                  6.5%                15.0%
--------------------------------------------------------------------------------
CARAFATE                   34.9                 -17.5%               3.1%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EUROPE
--------------------------------------------------------------------------------
LACTEOL                    19.3                  7.8%                 n/a
--------------------------------------------------------------------------------
PANZYTRAT                  16.1                  34.4%                n/a
--------------------------------------------------------------------------------
DELURSAN                   13.1                  12.6%                n/a
--------------------------------------------------------------------------------

(1)Sales for the 12-month period ended December 31, 2005
(2)Compared with the 12-month period ended December 31, 2004
(3) Based on IMS Prescription Data for products sold in the United States


PRODUCTS IN NORTH AMERICA
-------------------------

CANASA
U.S. prescriptions for the 12-month period ended December 31, 2005, were up 8.9% compared to the same period in 2004.

Sales for the 12-month period ended December 31, 2005, increased 13.0%, compared to the 12-month period ended December 31, 2004, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005.

ULTRASE
U.S. prescriptions for the 12-month period ended December 31, 2005, increased 2.0% compared to the same period in 2004.

U.S. sales for ULTRASE for the 12-month period ended December 31, 2005, increased 14.6%, compared to the 12-month period ended December 31, 2004, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005, as well as price increases that occurred in 2005.


                                                               AXCAN PHARMA INC.

URSO 250/URSO FORTE
In the U.S., prescriptions for the 12-month period ended December 31, 2005, were up 15.0% compared with the same period a year earlier. During fiscal 2005, Axcan launched URSO Forte, a 500-mg dosage form of Ursodiol, which contributed to overall prescription growth.

For the 12-month period ended December 31, 2005, total sales in North America were up 6.5% compared to the 12-month period ended December 31, 2004.

CARAFATE
U.S. prescriptions for the 12-month period ended December 31, 2005, increased 3.1% compared to the same period in 2004.

For the 12-month period ended December 31, 2005, U.S. sales decreased 17.5% compared to the 12-month period ended December 31, 2004.


PRODUCTS IN EUROPE
------------------

LACTEOL
For the 12-month period ended December 31, 2005, sales of LACTEOL increased 7.8% compared to the prior year. In local currency, the increase was 7.6%.

PANZYTRAT
For the 12-month period ended December 31, 2005, sales of PANZYTRAT increased 34.4% compared to the prior year, as most of PANZYTRAT sales have now been transferred to Axcan from Abbott Laboratories. In local currency, the increase was 32.9%.

DELURSAN
For the 12-month period ended December 31, 2005, sales of DELURSAN increased 12.6% compared to the prior year. In local currency, the increase was 11.2%.


                                                               AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and CARAFATE/SULCRATE for the treatment gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia.

For the three-month period ended December 31, 2005, revenue was $70.6 million, operating income was $14.2 million and net income was $9.2 million. Revenue from sales of Axcan's products in the United States was $46.2 million (65.5% of total revenue) for the three-month period ended December 31, 2005, compared to $38.2 million (62.0% of total revenue) for the corresponding period of fiscal 2005. In Canada, revenue was $10.2 million (14.4% of total revenue) for the three-month period ended December 31, 2005, compared to $9.2 million (14.9% of total revenue) for the corresponding period of fiscal 2005. In Europe, revenue was $14.2 million (20.1% of total revenue) for the three-month period ended December 31, 2005, compared to $14.2 million (23.1% of total revenue) for the corresponding period of fiscal 2005.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating revenue are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan products for approved indications; and wholesaler buying patterns.

Historically, wholesalers' business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to speculative purchasing pharmaceutical products at pre-price increase prices and selling their product


                                                               AXCAN PHARMA INC.

inventory to the trade at the new higher price. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. More recently, for a number of reasons, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the increases as a percentage have been lower. For these and other reasons, some wholesalers moved to a fee-for-service type arrangement where fees are now typically expressed as a percentage of the wholesaler's purchases from the manufacturer or as an amount per piece per unit. For wholesalers, fee-for-service means their compensation will be periodic and volume activity based as opposed to price increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their carrying levels of inventory from their historical norms. Under the new model, manufacturers will now realize the benefit of price increase more rapidly and pay wholesalers for the services they provide on a fee-for-service basis. This change in wholesaler's business model has affected Axcan's revenue since fiscal 2005.

Most importantly, the level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies


Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating
long-lived  assets,   goodwill  and  investments  for  impairment,   contingency
provisions and other accrued charges. These estimates were made using the historical information and various other factors related to each circumstance available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.


                                                               AXCAN PHARMA INC.

Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates and product returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

We do not provide any forms of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months after expiration. Credit for returns is issued to the original purchaser at current net pricing less 10 %. Accrued liabilities include reserves of $7.6 million and $7.5 million as of December 31, 2005, and September 30, 2005, respectively for estimated product returns.

In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by the respective programs. We also establish and maintain reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on our best estimate of the product's utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $6.3 million and $4.8 million as of December 31, 2005, and September 30, 2005, respectively, for estimated rebates and chargebacks.

If the levels of chargebacks, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

Goodwill and Intangible Assets

We have in the past acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company has not amortize goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company's activities or expected sales of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value.


                                                               AXCAN PHARMA INC.

Intangible assets with finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor and any legal or regulatory provisions that could limit the use of the asset.

As a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of December 31, 2005, and September 30, 2005.

Also as a result of acquisitions of product rights and other identifiable intangible assets, we included $383.0 million and $388.9 million as net intangible assets on our consolidated balance sheets as of December 31, 2005, and September 30, 2005, respectively. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted-average remaining amortization period of approximately 17 years, for the next five fiscal years, is approximately $16.9 million.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:


                                                     For the three-month periods
                                                        ended December 31,
                                                    ----------------------------
                                                            2005          2004
                                                    ------------ ---------------
                                                               %             %
Revenue                                                    100.0         100.0
-------------------------------------------------------------------------------
Cost of goods sold                                          25.8          27.2
Selling and administrative expenses                         33.4          34.0
Research and development expenses                           12.6          10.4
Depreciation and amortization                                8.0           8.7
-------------------------------------------------------------------------------
                                                            79.8          80.3
-------------------------------------------------------------------------------
Operating income                                            20.2          19.7
-------------------------------------------------------------------------------
Financial expenses                                           2.5           2.9
Interest income                                             (1.1)         (0.1)
Gain on foreign exchange                                    (0.3)         (0.4)
-------------------------------------------------------------------------------
                                                             1.1           2.4
-------------------------------------------------------------------------------
Income before income taxes                                  19.1          17.3
Income taxes                                                 6.0           4.7
-------------------------------------------------------------------------------
Net income                                                  13.1          12.6
===============================================================================


                                                               AXCAN PHARMA INC.

Three-month period ended December 31, 2005 compared to the three-month period ended December 31, 2004

Revenue

For the three-month period ended December 31, 2005, revenue was $70.6 million compared to $61.6 million for the corresponding period of the preceding fiscal year, an increase of 14.6%. This increase in revenue primarily resulted from higher sales in the United States. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers as they work towards reaching their targeted inventory levels. Major wholesalers in the United States reduced their inventory levels in fiscal 2005.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts and other allowances of $11.7 million (14.2% of gross revenue) for the three-month period ended December 31, 2005, and $8.2 million (11.7% of gross revenue) for the three-month period ended December 31, 2004.This increase of total deductions as a percentage of gross revenue is primarily due to an increase in returns and chargebacks.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended December 31, 2005, cost of goods sold increased $1.4 million (8.3%) to $18.2 million from $16.8 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended December 31, 2005 decreased as compared to the corresponding period of the preceding fiscal year from 27.2% to 25.8%. This decrease in the cost of goods sold as a percentage of revenue was due mainly to the increase in sales of products with a higher margin.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.6 million (12.4%) to $23.6 million for the three-month period ended December 31, 2005, from $21.0 million for the corresponding period of the preceding fiscal year. The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $0.9 million. The increase was also due to marketing preparations for new products, including ITAX, additional marketing efforts with respect to our current products, increased distribution cost following the signing of a new agreement with a major wholesaler, consulting fees for Information Technology implementation and regulatory compliance.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $2.5 million (39.1%) to $8.9 million for the three-month period ended December 31, 2005, from $6.4 million for the corresponding period of the preceding fiscal year. This increase was mainly due to the Phase III development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia. Phase III is the most expensive stage of clinical development.


                                                               AXCAN PHARMA INC.

Depreciation and amortization

Depreciation and amortization consist principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $0.2 million (3.7%) to $5.6 million for the three-month period ended December 31, 2005, from $5.4 million for the corresponding period of the preceding fiscal year. The increase was mainly due to the amortization of LACTEOL and ADEK's which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses remained stable at $1.8 million for the three-month periods ended December 31, 2005 and 2004.


Income Taxes

Income taxes amounted to $4.2 million for the three-month period ended December 31, 2005, compared to $2.9 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.4% for the three-month period ended December 31, 2005 and 27.2% for the three-month period ended December 31, 2004.

Net income

Net income was $9.2 million or $0.20 of basic income per share and $0.19 of diluted income per share, for the three-month period ended December 31, 2005, compared to $7.8 million or $0.17 of basic income per share and $0.16 of diluted income per share for the corresponding period of the preceding year. Net income for the three-month period ended December 31, 2005 takes into account the expensing of stock-based compensation, which amounted to $0.9 million after taxes. Had stock-based compensation been recorded in the prior year, the impact to net income for the three-month period ended December 31, 2004 would have been $1.1 million or $0.02 per share of basic and diluted income per share thus reducing net income to $6.7 million or $0.15 of basic income per share and $0.14 of diluted income per share. The change in net income for the three-month period ended December 31, 2005 resulted mainly from an increase in revenue of $9.0 million, and an increase in interest income of $0.7 million, which was offset by a $6.9 million increase in operating expenses and an increase in income taxes of $1.3 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.6 million for the three-month period ended December 31, 2004 to 45.7 million for the three-month period ended December 31, 2005, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts decreased from
55.3 million for the three-month period ended December 31, 2004 to 55.0 million for the three-month period ended December 31, 2005.


                                                               AXCAN PHARMA INC.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affected net income for the three-month periods ended December 31, 2005 and 2004 are summarized in the following table:

                                                   For the three-month periods
                                                       ended December 31,
                                                  -----------------------------
                                                          2005            2004
                                                  -------------   -------------
                                                             $               $
Net income  in accordance with U.S. GAAP                 9,245           7,754

Implicit interest on convertible debt                   (1,229)         (1,123)
Stock-based compensation expense                             -          (1,300)
Amortization of new product acquisition costs              (14)            (14)
Income tax impact of the above adjustments                (163)              5
-------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP            7,893           5,322
===============================================================================

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24.2 million was included in shareholders' equity as equity component of the convertible debt, and an amount of $100.8 million was included in long-term debt, as the liability component of the convertible notes. For the three-month period ended December 31, 2005, implicit interest in the amount of $1.2 million ($1.1 million in 2004) was accounted for and added to the liability component.

Since October 1, 2004, under Canadian GAAP, the effect of stock-based compensation has to be accounted for using the fair value method. Under U.S. GAAP, the effect of stock-based compensation has to be accounted for using the fair value method since October 1, 2005.

Under Canadian GAAP, research and development expenses are stated net of related tax credits, which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $28.3 million (29.0%) to $125.9 million at December 31, 2005 from $97.6 million at September 30, 2005. As of December 31, 2005, working capital was $146.6 million, compared to $132.0 million at September 30, 2005. These increases were mainly due to the cash flows from operating activities for the three-month period ended December 31, 2005.

Total assets increased $8.3 million (1.3%) to $649.7 million as of December 31, 2005 from $641.4 million as of September 30, 2005. Shareholders' equity increased $8.2 million (2.0%) to $425.8 million as of December 31, 2005 from $417.6 million as of September 30, 2005.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from


                                                               AXCAN PHARMA INC.

financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan's research and development expenses totalled $19.9 million for fiscal 2004 and $31.9 million for fiscal 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that regulatory approvals of future products and extension of products indications, stemming from its research and development efforts, will significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of credit

Effective September 22, 2004, the Company amended its existing credit facility with a banking syndicate. The amended credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of December 31, 2005, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollar or Euros equivalents. As of December 31, 2005, there was no amount outstanding under this credit facility.

Convertible subordinated notes and other long-term debt

Long-term debt, including instalments due within one year, totalled $127.4 million as of December 31, 2005 compared to $127.8 million as of September 30, 2005. As of December 31, 2005, the long-term debt included $1.1 million of bank loans, $1.3 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal


                                                               AXCAN PHARMA INC.

amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Cash Flows

Cash flows from operating activities increased $20.5 million from $8.8 million of cash provided by operating activities for the three-month period ended December 31, 2004 to $29.3 million for the three-month period ended December 31, 2005. This increase is mainly due to the increase in income and the fact that accounts receivable decreased by $12.9 million during the three-month period ended December 31, 2005 compared to the corresponding period of the previous fiscal year when they remained relatively stable. Cash flows used by financing activities were $0.3 million for the three-month period ended December 31, 2005. Cash flows provided by investment activities for the three-month period ended December 31, 2005 were $6.4 million mainly due to the disposal of short-term investments of $7.0 million less the cash used for the acquisition of property, plant and equipment for $0.6 million. Cash flows provided by investment activities for the three-month period ended December 31, 2004 were $11.0 million mainly due to the disposal of short-term investments of $12.8 million less the cash used for the acquisition of property, plant and equipment for $1.8 million.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

Contractual Obligations

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at December 31, 2005 or certain other purchase obligations as discussed below:

                       For the twelve-month periods ending December 31,
                    --------------------------------------------------------
                                                                    2010 and
                       2006        2007        2008        2009   thereafter
                    --------  ----------  ----------  ----------  ----------
                           $           $           $           $           $
Long-term debt        1,401         801     125,193          53          -
Operating leases      1,413         817         545          30          -
Other commitments       225         475         716         250          -
                    --------  ----------  ----------  ----------  ----------
                      3,039       2,093     126,454         333           0
                    ========  ==========  ==========  ==========  ==========

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current


                                                               AXCAN PHARMA INC.

needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Effect of recently issued U.S. accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously, such awards were measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. The adoption resulted in an increase in compensation cost of $1.1 million for the three-month period ended December 31, 2005.

Earnings coverage

Under U.S. GAAP, for the twelve-month period ended December 31, 2005, our interest requirements amounted to $6.2 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 7.04 to one.

Under Canadian GAAP, for the twelve-month period ended December 31, 2005, our interest requirements amounted to $11.4 million on a pro-forma basis, and our earnings coverage ratio was 3.73 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.2 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations. Risks other than those described below can be found in the Part III - Business of Axcan, of the Company's Annual Information Form.


                                                               AXCAN PHARMA INC.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our


                                                               AXCAN PHARMA INC.

operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of February 9, 2006. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.


On behalf of Management,



Jean Vezina
Vice President, Finance and Chief Financial Officer


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)


                                                                              December 31,    September 30,
                                                                                     2005             2005
                                                                             -------------    -------------
                                                                              (unaudited)
ASSETS                                                                                  $                $
Current assets
  Cash and cash equivalents                                                       115,238           79,969
  Short-term investments available for sale                                        10,622           17,619
  Accounts receivable                                                              24,485           37,587
  Income taxes receivable                                                           7,912            8,351
  Inventories (Note 3)                                                             35,799           36,016
  Prepaid expenses and deposits                                                     3,514            1,771
  Deferred income taxes                                                             7,934            9,044
-----------------------------------------------------------------------------------------------------------
Total current assets                                                              205,504          190,357

Property, plant and equipment, net                                                 30,618           31,673
Intangible assets, net (Note 4)                                                   382,985          388,921
Goodwill, net                                                                      27,467           27,467
Deferred debt issue expenses, net                                                   2,302            2,577
Deferred income taxes                                                                 781              412
-----------------------------------------------------------------------------------------------------------
Total assets                                                                      649,657          641,407
===========================================================================================================


LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                         51,198           52,990
  Income taxes payable                                                              4,943            3,247
  Instalments on long-term debt                                                     1,401            1,497
  Deferred income taxes                                                             1,327              602
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                          58,869           58,336

Long-term debt                                                                    126,047          126,332
Deferred income taxes                                                              38,929           39,135
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                                 223,845          223,803
-----------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Capital stock
   Preferred shares, without par value, unlimited shares
      authorized, no shares issued;                                                   --                --
   Series A preferred shares, without par value, shares
      authorized: 14,175,000; no shares issued.                                       --                --
   Series B preferred shares, without par value, shares
      authorized: 12,000,000; no shares issued.                                       --                --
   Common shares, without par value, unlimited shares
      authorized; 45,688,344 issued as at
      December 31, 2005 and 45,682,175 as at September 30, 2005.                  261,780          261,714
Retained earnings                                                                 148,032          138,787
Additional paid-in capital                                                          2,401            1,329
Accumulated other comprehensive income                                             13,599           15,774
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                        425,812          417,604
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        649,657          641,407
===========================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Shareholders' Equity
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)


                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2005                 2004
                                                                                        ---------------      ---------------
Common shares (number)
Balance, beginning of period                                                               45,682,175           45,562,336
  Shares issued pursuant to the stock option plan                                               6,169               18,714
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                     45,688,344           45,581,050
============================================================================================================================

                                                                                                    $                    $
Common shares
Balance, beginning of period                                                                  261,714              260,643
  Shares issued pursuant to the stock option plan                                                  66                  156
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                        261,780              260,799
----------------------------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                                                                  138,787              112,362
  Net income                                                                                    9,245                7,754
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                        148,032              120,116
----------------------------------------------------------------------------------------------------------------------------

Additional paid-in capital
Balance, beginning of period                                                                    1,329                   --
  Stock-based compensation expense                                                              1,072                   --
  Income tax deductions on stock options exercise                                                  --                  980
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                          2,401                  980
----------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income
Balance, beginning of period                                                                   15,774               19,071
  Foreign currency translation adjustments                                                     (2,175)              10,848
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                         13,599               29,919
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    425,812              411,814
============================================================================================================================

Comprehensive income
Foreign currency translation adjustments                                                       (2,175)              10,848
Net income                                                                                      9,245                7,754
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                      7,070               18,602
============================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Cash Flows
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)


                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2005                 2004
                                                                                        ---------------      ---------------
Operations                                                                                            $                    $
Net income                                                                                      9,245                7,754
Non-cash items
  Amortization of deferred debt issue expenses                                                    275                  275
  Other depreciation and amortization                                                           5,634                5,364
  Stock-based compensation expense                                                              1,072                   --
  Foreign currency fluctuation                                                                   (283)                 (16)
  Deferred income taxes                                                                         1,279                  601
  Changes in working capital items
    Accounts receivable                                                                        12,876                 (138)
    Income taxes receivable                                                                       406                 (682)
    Inventories                                                                                   322               (1,125)
    Prepaid expenses and deposits                                                              (1,724)                (722)
    Accounts payable and accrued liabilities                                                   (1,569)              (5,249)
    Income taxes payable                                                                        1,727                2,755
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                                           29,260                8,817
----------------------------------------------------------------------------------------------------------------------------

Financing

  Repayment of long-term debt                                                                    (368)                (469)
  Deferred debt issue expenses                                                                     --                 (589)
  Issue of shares                                                                                  66                  156
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                                             (302)                (902)
----------------------------------------------------------------------------------------------------------------------------

Investment
  Disposal of short-term investments                                                            6,997               12,822
  Acquisition of property, plant and equipment                                                   (566)              (1,834)
  Acquisition of intangible assets                                                                 --                   (8)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                                                           6,431               10,980
----------------------------------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held in foreign currencies                                  (120)                 175
----------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                                      35,269               19,070
Cash and cash equivalents, beginning of period                                                 79,969               21,979
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                      115,238               41,049
============================================================================================================================

Additional information
  Interest received                                                                               897                   99
  Interest paid                                                                                 2,680                2,698
  Income taxes paid                                                                               814                1,269
============================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Operations
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2005                 2004
                                                                                        ---------------      ---------------
                                                                                                     $                    $
REVENUE                                                                                        70,639               61,583
----------------------------------------------------------------------------------------------------------------------------
Cost of goods sold excluding depreciation and amortization                                     18,229               16,757
Selling and administrative expenses                                                            23,642               20,957
Research and development expenses                                                               8,894                6,389
Depreciation and amortization                                                                   5,634                5,364
----------------------------------------------------------------------------------------------------------------------------
                                                                                               56,399               49,467
----------------------------------------------------------------------------------------------------------------------------

Operating income                                                                               14,240               12,116
.............................................................................................................................

Financial expenses                                                                              1,758                1,787
Interest income                                                                                  (786)                 (86)
Gain on foreign currency                                                                         (210)                (233)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  762                1,468
----------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                     13,478               10,648
Income taxes                                                                                    4,233                2,894
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                      9,245                7,754
============================================================================================================================

============================================================================================================================
Income per common share
  Basic                                                                                          0.20                 0.17
  Diluted                                                                                        0.19                 0.16
============================================================================================================================

Weighted average number of common shares
  Basic                                                                                    45,686,661           45,571,370
  Diluted                                                                                  55,042,690           55,303,339
============================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

1.       Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2005 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2005. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.       Change in Accounting Policies

In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment". SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using the Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued To Employees", and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously such awards were measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach.

If this change in accounting policy had been applied to the previous fiscal year, the Company's net income, basic income per share and diluted income per share for the three-month period ended December 31, 2004 would have been reduced on a pro-forma basis as follows:


                                                For the three-month period
                                                  ended December 31, 2004
                                              ---------------------------------
                                                As reported          Pro-forma
                                              --------------    ---------------
                                                          $                  $

Net income                                            7,754              6,657
Basic income per share                                 0.17               0.15
Diluted income per share                               0.16               0.14


                                                               AXCAN PHARMA INC.

The estimated fair value of granted stock options for the periods ended December 31, 2005 and 2004 using the Black-Scholes model was as follows:


                                             For the            For the
                                             three-month        three-month
                                             period ended       period ended
                                             December 31,       December 31,
                                             2005               2004
                                             ----------------   ---------------

Fair value per option                                  $6.47             $6.98
Assumptions used
Expected volatility                                      44%               44%
Risk-free interest rate                                4.01%             4.16%
Expected options life (years)                              6                 6
Expected dividend                                          -                 -





AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)


3.       Inventories

                                                    December 31,  September 30,
                                                         2005              2005
                                                 -------------   ---------------
                                                            $                 $

Raw materials and packaging material                   17,317            18,710
Work in progress                                        1,716             1,547
Finished goods                                         16,766            15,759
--------------------------------------------------------------------------------
                                                       35,799            36,016
================================================================================


                                                               AXCAN PHARMA INC.

4.       Intangible Assets



                                                                         December 31, 2005
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                  344,796             49,943           294,853
  Indefinite life                                              100,585             12,453            88,132
------------------------------------------------------------------------------------------------------------
                                                               445,381             62,396           382,985
============================================================================================================


                                                                        September 30, 2005
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                  334,749             45,841           288,908
  Indefinite life                                              112,430             12,417           100,013
------------------------------------------------------------------------------------------------------------
                                                               447,179             58,258           388,921
============================================================================================================

The cost of the products LACTEOL and ADEK's has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to these products and resulting in the modification of their useful life. The net cost of these products as of October 1, 2005, which amounted to $13,520,565, is therefore amortized over a 15-year period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

5.       Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:



                                                                                     For the           For the
                                                                                     three-month       three-month
                                                                                     period ended      period ended
                                                                                     December 31,      December 31,
                                                                                     2005              2004
                                                                                     ---------------   ----------------
                                                                                                  $                  $
Revenue
Canada
  Domestic sales                                                                             10,184              9,190
  Foreign sales                                                                                   -                  -
United States
  Domestic sales                                                                             44,909             37,028
  Foreign sales                                                                               1,346              1,157
Europe
  Domestic sales                                                                             12,145             11,743
  Foreign sales                                                                               2,022              2,423
Other                                                                                            33                 42
--------------------------------------------------------------------------------------------------------------------------
                                                                                             70,639             61,583
==========================================================================================================================


                                                                                       December 31,      September 30,
                                                                                               2005               2005
                                                                                     ---------------   ----------------
                                                                                                  $                  $
Property, plant, equipment, intangible assets and goodwill
  Canada                                                                                     39,042             39,506
  United States                                                                             126,843            127,915
  Europe                                                                                    247,408            252,509
  Other                                                                                      27,777             28,131
-----------------------------------------------------------------------------------------------------------------------
                                                                                            441,070            448,061
========================================================================================================================


Revenue is attributed to geographic segments based on the sales country of origin.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)


6.       Financial Information Included in the Consolidated Statement of
         Operations

a) Financial expenses


                                                 For the         For the
                                                 three-month     three-month
                                                 period ended    period ended
                                                 December 31,    December 31,
                                                 2005            2004
                                                 -------------   --------------
                                                            $                $

Interest on long-term debt                              1,375            1,434
Bank charges                                               29                7
Financing fees                                             79               71
Amortization of deferred debt issue expenses              275              275
--------------------------------------------------------------------------------
                                                        1,758            1,787
================================================================================

b) Selling and administrative expenses

Selling and administrative expenses include the followings:

                                             For the           For the
                                             three-month       three-month
                                             period ended      period ended
                                             December 31,      December 31,
                                             2005              2004
                                             --------------    ---------------
                                                          $                  $

Shipping and handling expenses                        1,258              1,004
Advertising expenses                                  4,069              4,625

c)   Other information

                                                   For the        For the
                                                   three-month    three-month
                                                   period ended   period ended
                                                   December 31,   December 31,
                                                   2005           2004
                                                   ------------   -------------
                                                             $               $

Rental expenses                                            290             287
Depreciation of property, plant and equipment            1,406           1,301
Amortization of intangible assets                        4,228           4,063


                                                               AXCAN PHARMA INC.

d) Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:


                                                                                    For the            For the
                                                                                    three-month        three-month
                                                                                    period ended       period ended
                                                                                    December 31,       December 31,
                                                                                    2005               2004
                                                                                    -------------      -------------
                                                                                                 $                  $
Net income available to common shareholders
  Basic                                                                                      9,245              7,754
  Interest and amortization of deferred debt issue
   expenses relating to the convertible subordinated
   notes, net of income taxes                                                                1,121              1,079
--------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders on a diluted basis                              10,366              8,833
==========================================================================================================================


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

6. Financial Information Included in the Consolidated Statement of Operations (continued)

d) Income per common share (continued)



                                                                                     For the              For the
                                                                                     three-month          three-month
                                                                                     period ended         period ended
                                                                                     December 31,         December 31,
                                                                                     2005                 2004
                                                                                     -----------------    ---------------
Weighted average number of common shares
Weighted average number of common shares outstanding                                       45,686,661          45,571,370
Effect of dilutive stock options                                                              431,916            807,856
Effect of dilutive convertible subordinated notes                                           8,924,113          8,924,113
--------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding                              55,042,690          55,303,339
==========================================================================================================================


==========================================================================================================================
Number of common shares outstanding as at January 31, 2006                                       45,710,879
==========================================================================================================================


Options to purchase 1,180,874 and 283,000 common shares were outstanding as at December 31, 2005 and 2004 respectively but were not included in the computation of diluted income per share as exercise price of the options was greater than the average market price of the common shares.


                                                               AXCAN PHARMA INC.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

e) Employee benefit plan

A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the three-month period ended December 31, 2005, the Company made matching contributions to the Plan totalling $100,456 ($122,183 in 2004).


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

7.       Summary  of  Differences   Between   Generally   Accepted   Accounting
         Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:


                                                                                     For the           For the
                                                                                     three-month       three-month
                                                                                     period ended      period ended
                                                                                     December 31,      December 31,
                                                                                     2005              2004
                                                                                     ---------------   ----------------
Operations adjustments                                                                            $                  $

Net income in accordance with U.S. GAAP                                                       9,245              7,754
Implicit interest on convertible debt                                                        (1,229)            (1,123)
Stock-based compensation expense                                                                  -             (1,300)
Amortization of new product acquisition costs                                                   (14)               (14)
Income tax impact of the above adjustments                                                     (163)                 5
-----------------------------------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                                                 7,839              5,322
========================================================================================================================

Earnings per share in accordance with Canadian GAAP
  Basic                                                                                        0.17               0.12
  Diluted                                                                                      0.17               0.11



                                                       December 31, 2005                    September 30, 2005
                                               ----------------------------------    ---------------------------------

                                                        U.S.            Canadian               U.S.           Canadian
                                                        GAAP                GAAP               GAAP               GAAP
                                               --------------    ----------------    --------------    ---------------
Balance sheet adjustments                                  $                   $                 $                  $

Current assets                                       205,504             205,504           190,357            190,357
Property, plant and equipment                         30,618              30,618            31,673             31,673
Intangible assets                                    382,985             395,280           388,921            401,229
Goodwill                                              27,467              28,862            27,467             28,862
Deferred debt issue expenses                           2,302               2,302             2,577              2,577
Deferred income tax asset                                781                 612               412                412
Current liabilities                                   58,869              58,869            58,336             58,336
Long-term debt                                       126,047             114,194           126,332            113,250
Deferred income tax liability                         38,929              40,023            39,135             40,234
Shareholders' equity
   Equity component of convertible debt                    -              24,239                 -             24,239
   Capital stock                                     261,780             273,088           261,714            273,022
   Additional paid-in capital                          2,401              14,367             1,329             13,293
   Retained earnings                                 148,032             120,643           138,787            112,806
   Accumulated foreign currency translation
     adjustments                                      13,599              17,755            15,774             19,930